UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

Hanwha Q CELLS Co., Ltd.

(Name of Subject Company (issuer))

Hanwha Q CELLS Co., Ltd.

(Names of Filing Persons (offerors))

3.5% Convertible Senior Notes Due 2018

(Title of Class of Securities)

83415UAA6

83415UAB4

(CUSIP Numbers of Class of Securities)

Hanwha Building 9F

86 Cheonggyecheon-ro

Jung-gu, Seoul, Korea 100-797

Tel: +82-2-729-2930

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

Copies to:

Alan Seem

Shearman & Sterling LLP

Five Palo Alto Square

6th Floor

3000 El Camino Real

Palo Alto, California 94306-2155

United States of America

+1 650 838 3600

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee
US$15,138.54 (1)	US$116.20 (2)

(1)	Calculated solely for purposes of determining the filing fee. The purchase price of the 3.5% Convertible Senior Notes Due 2018 (the “Securities”), as described herein, is US$1,009.24 per US$1,000 principal amount outstanding. As of March 9, 2015, there was US$15,000 in aggregate principal amount of Securities outstanding, resulting in an aggregate maximum purchase price of US$15,138.54.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals US$116.20 for each US$1,000,000 of the value of the transaction. This amount has been paid as of March 9, 2015.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO-I filed by Hanwha Q CELLS Co., Ltd. (the “Company”), on March 9, 2015 (the “Schedule TO-I”), relating to the Company’s 3.5% Convertible Senior Notes Due 2018 (the “Securities”). This Amendment relates to the right of each holder (the “Noteholder”) of the Securities to sell, and the obligation of the Company to purchase the Securities, as set forth in the Company’s Fundamental Change Purchase Notice to the Noteholders, dated March 9, 2015 (the “Fundamental Change Purchase Notice”), and the related notice materials filed as exhibits to the Schedule TO-I (which Fundamental Change Purchase Notice and related notice materials, as amended or supplemented from time to time, collectively constituted the “Fundamental Change Purchase”). The Fundamental Change Purchase Notice and related notice materials are incorporated by reference in this Amendment.

This Amendment No. 1 amends and supplements the Schedule TO-I as set forth below and is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

The Fundamental Change Purchase expired at 5 p.m., New York City time, on April 13, 2015. The Company has been advised by The Bank of New York, as paying agent (the “Paying Agent”), that, pursuant to the terms of the Fundamental Change Purchase, Securities with an aggregate principal amount of US$15,000 were validly surrendered and not withdrawn prior to the expiration of the Fundamental Change Purchase. The Company has accepted these Securities for purchase and has forwarded cash in payment of the purchase price to the Paying Agent for distribution to holders exercising their option. After this purchase pursuant to the Fundamental Change Purchase, none of the Securities remains outstanding.

ITEMS 1 through 11.

Not applicable.

ITEM 12.	EXHIBITS.

(a)(1)	Fundamental Change Purchase Notice to Noteholders of 3.5% Convertible Senior Notes due 2018 Issued by Hanwha Q CELLS Co., Ltd. (formerly known as “Hanwha SolarOne Co., Ltd.” or “Solarfun Power Holdings Co., Ltd.”)*

(b)	Not applicable.

(d)(1)	Form of Indenture between the Company, as issuer, and The Bank of New York, as trustee, dated as of January 29, 2008 (incorporated by reference from Schedule TO filed with the SEC on December 9, 2014).*

(d)(2)	The Share Issuance and Repurchase Agreement between SolarFun Power Holdings Co., Ltd. and Morgan Stanley & Co. International PLC, dated January 23, 2008 (incorporated by reference from Schedule TO filed with the SEC on December 9, 2014).*

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HANWHA Q CELLS CO., LTD.

By:	/s/ Seong Woo Nam
Name:	Seong Woo Nam
Title:	Chairman and CEO

Dated: April 20, 2015

EXHIBIT INDEX

Exhibit	Description

(a)(1)	Fundamental Change Purchase Notice to Noteholders of 3.5% Convertible Senior Notes due 2018 Issued by Hanwha Q CELLS Co., Ltd. (formerly known as “Hanwha SolarOne Co., Ltd.” or “Solarfun Power Holdings Co., Ltd.”)*

(b)	Not applicable.

(d)(1)	Form of Indenture between the Company, as issuer, and The Bank of New York, as trustee, dated as of January 29, 2008 (incorporated by reference from Schedule TO filed with the SEC on December 9, 2014).*

(d)(2)	The Share Issuance and Repurchase Agreement between SolarFun Power Holdings Co., Ltd. and Morgan Stanley & Co. International PLC, dated January 23, 2008 (incorporated by reference from Schedule TO filed with the SEC on December 9, 2014).*

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.